Contact

www.linkedin.com/in/raven-johnson-b0a7232 (LinkedIn)
www.bbb.org/dallas/business-reviews/mortgage-bankers/highlands-residential-mortgage-in-rockwall-tx-90025245 (Company)

Top Skills

System Administration
Team Leadership
Technical Leadership

Certifications

TX Residential Mortgage Loan Originator

Raven Johnson

VP-Technology | Encompass, Sisense BI, All Things FinTech | Help Define and Improve Processes Through Data/Tech
Austin, Texas, United States

Summary

With over 20 years in diverse roles in the mortgage industry, I found my calling halfway through in fintech. I apply the knowledge from the variety of roles to defining company processes and goals and use data and technology to create efficiencies and improvements wherever they can be found. I work with any system or platform that is used in the mortgage manufacturing process, and I never get comfortable with the status quo.

- Completed many companywide system rollouts including, but not limited to, Encompass, Floify POS, Blend POS, SimpleNexus POS, help desks, business intelligence, etc.
- Built business intelligence data from the ground up now used daily for departmental efficiencies, transparency, and self-serve analytics
- Collaborated to create and maintain many custom workflows for products such as temporary buydowns, non-QM, HELOCs, lot loans, and construction products
- Always researching and learning to stay on the cutting edge

Let's connect and network to share thoughts and ideas!

Experience

Legacy Mutual Mortgage
10 years

Vice President of Technology
June 2024 - Present (8 months)
Austin, Texas, United States

Vice President - Business Systems
December 2021 - June 2024 (2 years 7 months)

Business Systems Manager
January 2019 - December 2021 (3 years)

Austin, TX

Project Manager
October 2015 - January 2019 (3 years 4 months)
Austin, Texas Area

Regional Operations Manager & Mortgage Originator
February 2015 - November 2015 (10 months)
Austin, TX

SecurityNational Mortgage Company #3116
3 years 9 months

Branch Operations Manager & Mortgage Originator
August 2014 - February 2015 (7 months)
Austin, TX

Regional Processing Manager, Residential Mortgage Loan Originator
June 2011 - July 2014 (3 years 2 months)
Austin, TX

Manage 40 mortgage processors across several states
Train all new employees and maintain training for all existing employees
Work with Operations Manager, Closing Manager, and Underwriting Manager to constantly improve and streamline operations functions and the mortgage process
Maintain overflow processing from all outer branches into the corporate processing center
Create and implement training materials, operations materials, reports, procedures, requirements
Act as a liaison between underwriting and processing to clarify and streamline loan conditions and requirements
Report all branch volume, fluctuation, and anomalies weekly to upper management
Coordinate rushes, exceptions, special needs
Originate loans marketed directly from various sources
Constantly research loan programs to familiarize myself with financing options and to provide the best customer service based on need and the best guideline knowledge to myself and my team
Perform financial calculations to qualify loan borrowers
Prepare and process all loans originated by myself and anyone else in the company that needs help
Handle post-closing pends, suspenses, and secondary market needs

Highlands Residential Mortgage, Ltd.

Residential Mortgage Loan Originator, Mortgage Loan Processor

October 2009 - June 2011 (1 year 9 months)

Austin, TX

Originate loans marketed directly from various sources

Constantly research loan programs to familiarize myself with financing options and to provide the best customer service based on need

Perform financial calculations to qualify loan borrowers

Prepare and process all loans originated by myself and a team of 6 other loan originators

Close and fund all loans originated by my team of loan originators

For a year, was the Austin branch closer and funder for approximately 30 loan originators

Handle post-closing pends and secondary market needs

Alethes LLC dba Key Mortgage

Loan Officer, Mortgage Loan Processor

May 2002 - October 2009 (7 years 6 months)

Austin, TX

Originated loans marketed directly from various sources

Constantly researched loan programs to familiarize myself with financing options and to provide the best customer service based on need

Performed financial calculations to qualify loan borrowers

Processed all loans originated by myself and a team of 3 other loan originators

Handled post-closing pends and secondary market needs

Handled all office functions of our branch including system administration and compliance